Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 17, 2004

GOLD FIELDS LIMITED

Instructions to The Bank of New York, as Depositary

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary under the Deposit Agreement dated February 2, 1998, as amended and restated on May 21, 2002 (the “Deposit Agreement”), to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other Deposited Securities underlying the American Depositary Shares evidenced by American Depositary Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business October 29, 2004, at the General Meeting of Gold Fields Limited to be held in Johannesburg, South Africa, on December 7, 2004 as specified on the reverse. Terms not defined in these instructions have the meanings given to them in the Deposit Agreement.

Note:	If no voting instructions are received on or before the due date set for this purpose by The Bank of New York, holders of American Depositary Shares may be deemed, except in certain circumstances, to have given a discretionary proxy for the Deposited Securities represented by an owners’ American Depositary Receipts to a person designated by Gold Fields Limited and shares represented by such owners’ American Depositary Receipts may not be voted as the owner desires. These instructions should therefore be completed and returned as soon as possible.

Please complete and date this instruction on the reverse side and return it promptly in the accompanying envelope or fax your instruction to MacKenzie Partners, Inc. at 1 212-929-0308.

Although Harmony Gold Mining Company Limited (“Harmony”) believes and will take steps to assert that this form of voting instruction is valid and should be accepted by The Bank of New York, Harmony will have no liability with respect to this instruction or any failure of shares represented by American Depositary Shares to be voted in accordance with this instruction. We urge you to also promptly mark, sign, date and return the voting instruction sent to you by or on behalf of The Bank of New York to vote AGAINST the proposed IAMGold transaction.

Mark, sign, date and return

the instructions promptly

using the enclosed envelope

or via fax to 1 212-929-0308.

Instructions to The Bank of New York:

You are instructed, pursuant to Section 4.7 of the Deposit Agreement dated February 2, 1998, as amended and restated on May 21, 2002, to vote or cause to be voted, the ordinary shares and other Deposited Securities underlying the American Depositary Shares evidenced by American Depositary Receipts registered in the name(s) of the undersigned on the books of the Depositary as specified below:

Ordinary Resolution No. 1

“Resolved that the transfer to the IAMGold Group of the Acquired Interests, representing all of Gold Fields’ subsidiaries assets located outside of the Southern Africa Development Community, in terms of the Transaction, details of which are reflected in the Circular, be and is hereby approved”

☐  FOR                                                 ☐  AGAINST                                                 ☐  ABSTAIN

Ordinary Resolution No. 2

“Resolved that any member of the board of directors of Gold Fields be and is hereby authorize to sign all such documents and do all such things as may be necessary for or incidental to the implementation of ordinary resolution number 1.”

☐  FOR                                                 ☐  AGAINST                                                 ☐  ABSTAIN

This voting instruction must be signed by the
person in whose name the relevant American
Depositary Receipt is registered on the books of
The Bank of New York, as Depositary. In the
case of a corporation, this voting instruction
must be executed by a duly authorized officer or
attorney.

Date Registered holder sign here
Co-registered holder sign here

THIS VOTING INSTRUCTION WHEN PROPERLY EXECUTED WILL BE VOTED AS INSTRUCTED OR, IF NO INSTRUCTIONS ARE GIVEN, WILL BE VOTED AGAINST EACH PROPOSAL